Exhibit 99.3

PNI Digital Media Inc.

(TSX: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Three Month Period December 31, 2012

February 14, 2013

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 1

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PNI’s 2012 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2012 and for the three months ended December 31, 2012. The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at February 14, 2013 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Financial and Operational Highlights

  Processed a record number of transactions during the period, 6.9 million compared to 6.7 million during the first quarter of fiscal 2012, a 3% increase.

  Processed $103.5 million in online transactions over our platform on behalf of our retail partners, as compared to $101.3 million during the first quarter of fiscal 2012, a 2.2% increase.

  Set a new peak day record for orders, totaling 270,000 transactions in a single day.

  Launched a new API Portal, enabling third parties to submit orders over the Company’s platform, creating transactions on behalf of the Company’s retail clients.

  Launched an all-new Android OS app on behalf of the Company’s retail clients. The first implementation is with Tesco PLC.

  Announced that the Company has agreed to terms of a new multi-year agreement with Tesco PLC. Under the terms of the new agreement, PNI will continue to provide online technologies on behalf of Tesco. PNI started operating under the financial terms of the agreement in July 2012. PNI will earn fees similar to those it earns from other like-sized global retailers, which the Company anticipates will result in lower fees booked as revenue going forward.

  Adopted a majority voting policy for elections of Directors to the Company.

  Revenue for the quarter was $6.6 million compared to $6.9 million in the first quarter of fiscal 2012.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 2

  Transactional revenue was $5.4 million, compared to $5.8 million in the first quarter of fiscal 2012 due to revised contract terms with certain of our key customers.

  Transaction fees represented 82% of total revenue vs. 83% during the same period of fiscal 2012.

  Working capital increased to $4.9 million at December 31, 2012 from $4.8 million at September 30, 2012.

  Generated IFRS loss for the quarter of $0.3 million compared to $1.0 million in income in the first quarter of fiscal 2012.

  Non-IFRS adjusted EBITDA1 was $0.3 million during the first quarter of fiscal 2013, compared to a non-IFRS adjusted EBITDA of $1.7 million during the first quarter of fiscal 2012. The reduced adjusted EBITDA in the current period is a reflection of the lower transaction revenues earned as well as higher personnel costs, call center costs, and legal and accounting fees. The increase in personnel costs in the current period was due in part to a large amount of capitalized personnel costs associated with the development of internal use software in the first quarter of 2012. In comparison, no internal development costs met the criteria for capitalization as internal use software in the first quarter of 2013.

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 9 of this MD&A.

Business Overview

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites, desktop software or mobile devices, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for retailers and their thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, Sam’s Club, Walmart Canada, Walgreens, Blacks, CVS/Pharmacy, Tesco, Rite Aid and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet, from an in-store kiosk or from a mobile device, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”). The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 3

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital order routing services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, and Storefront.com Online Inc.. The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com, Kodak, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

The Company has invested in, and focused on building a future towards, enabling e-commerce for all types of digital content for the retailers’ ‘Media Center’. Up to fiscal 2011, the PNI Digital Media Platform was limited to providing transaction processing and order routing services associated with photo print and photo related gift products. During fiscal 2012, the Company completed its platform development to enable the launch of its business printing and social stationery initiatives in November 2011 and February 2012 respectively. We recognized net impairment losses of $540,736 in fiscal 2012 (2011 - $0) primarily due to underperforming revenues associated with previously capitalized internal use software used for our social stationery products.

Growth Strategy:

Our strategy for growth is to:

  Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;

  Innovate to deliver new product lines to new and existing customers, such as our new product lines for small business printing and social stationery;

  Invest in software development in order to deliver our existing services more efficiently;

  Maintain service and product excellence for strong customer retention and development;

  Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 4

  Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific; and

  Provide a workplace conducive to attracting and retaining talented people.

Selected financial information

The following selected financial information has been prepared in accordance with International Financial Reporting Standards and is presented in Canadian dollars.

	Three Months Ended December 31,
	2012	2011
Revenue	$6,555,984	$6,950,376
(Loss) Profit from operations	$(190,439)	$930,647
(Loss) Profit before income taxes	$(319,032)	$1,036,492
(Loss) Profit for the period	$(319,032)	$1,040,223
Basic earnings per common share	$(0.01)	$0.03
Fully diluted earnings per common share	$(0.01)	$0.03

	As at
	December 31,	September 30,
	2012	2012
Assets	$19,582,374	$19,964,896
Liabilities	$4,863,480	$5,145,684
Shareholders’ Equity	$14,718,894	$14,819,212

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories, express a sentiment or market a brand or service. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic region

During the three month periods ended December 31, 2012 and 2011, the percentage of the Company’s revenue earned by geographic segment was as follows:

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 5

	Three Months Ended December
	31,
	2012	2011
United States	68%	64%
Canada	21%	19%
Total North America	89%	83%
United Kingdom	10%	16%
Other	1%	1%
Total	100%	100%

Results from operations for the Three Months Ended December 31, 2012 Revenue

	Three Months Ended	Three Months Ended
Description	December 31, 2012	December 31, 2011
Transaction fees	$5,386,903	$5,790,290
Software licenses and Installation fees	325,015	489,647
Membership fees	416,706	436,199
Professional fees	100,091	20,289
Archive fees	327,269	213,951

Total	$6,555,984	$6,950,376

Revenues for the three ended December 31, 2012 were $6,555,984, reflecting a decline of $394,392, or 6% from revenues generated in the same period last year of $6,950,376.

Transaction fees continue to be the largest element of our revenue base and totaled $5,386,903 for the three months ended December 31, 2012, accounting for 82% of total recorded revenue as compared to 83% during the same period of fiscal 2012. The decrease in transaction fees as compared to the prior year is due to the renegotiation and extension of certain of our customer agreements, which in some instances has resulted in lower transaction fees for certain products.

Software license and installation fees decreased to $325,015 for the three months ended December 31, 2012, from $489,647 for the three months ended December 31, 2011. The $164,632 decline, or 34%, was principally due to performing less site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Membership fees decreased to $416,706 for the three months ended December 31, 2012, from $436,199 for the three months ended December 31, 2011. Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 6

who have purchased our kiosk software Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees increased to $100,091 for the three months ended December 31, 2012, from $20,289 for the three months ended December 31, 2011. Professional fee revenue is non-recurring in nature and dependent on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees were $327,269 for the three months ended December 31, 2012, as compared to $213,951 for the three months ended December 31, 2011. Archive fees represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits. The period-on-period decrease is principally due to the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Expenses

	Three Months Ended	Three Months Ended
Description	December 31, 2012	December 31, 2011

Cost of sales	$2,923,203	$2,591,569

Operating expenses
Software development	2,515,174	2,164,177
General and administration	973,695	1,093,029
Sales and marketing	334,351	170,954
	$6,746,423	$6,019,729

Total expenses for the three months ended December 31, 2012 were $6,746,423, as compared to $6,019,729 for the three months ended December 31, 2011. The higher costs incurred in the three months ended December 31, 2012 as compared to the same period of the prior year are due predominantly to increased call center costs, increased legal and accounting costs, and increased employee costs as compared the same period of the prior year.

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 7

Cost of sales increased to $2,923,203 for the three months ended December 31, 2012, from $2,591,569 for the three months ended December 31, 2011. The increase was principally driven by an increase in third party call center costs and personnel costs (staff and short-term contractors) as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, with the remaining increase associated with an increase in licensing fees associated with the use of third party software within the PNI Platform.

As a result of these period-on-period changes, gross profit was 55% compared to 63% in the same period last year.

Operating expenses

Software development expenses increased to $2,515,174 for the three months ended December 31, 2012, from $2,164,177 for three months ended December 31, 2011. The increase of $350,997, or 16%, was mainly driven by an increase in personnel costs (staff, short-term contractors, severance, and outsourced development teams), offset by lower stock-based compensation expense and amortization expense related to our property and equipment and intangible assets.

General and administration expenses decreased to $973,695 for the three months ended December 31, 2012, as compared to $1,093,029 for the three months ended December 31, 2011. The decrease of $119,334, or 11%, was due to lower personnel costs and lower stock-based compensation.

Sales and marketing expenses increased to $334,351 for the three months ended December 31, 2012, from $170,954for the three months end December 31, 2011. The increase of $163,397, or 96%, was due to higher personnel costs (staff and external consultants), as the Company has expanded the sales team, as well as higher travel costs.

Other income and expenses

During the three months ended December 31, 2012, the Company recorded foreign exchange loss of $130,348. The loss arose primarily as a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Income Taxes

During the three months ended December 31, 2012, the Company recorded an income tax expense in the amount of $0 compared to the recognition of an income tax recovery during the three month period ended December 31, 2011 of $3,731. The Company’s net deferred tax asset as at December 31, 2012 is $5,252,291. The Company expects to utilize the net deferred tax asset through a combination of retaining existing customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net future income tax asset over the next five to seven years.

Cash flows

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 8

The Company recorded cash outflows from operations of $722,618 during the three months ended December 31, 2012, as compared to cash inflows of $2,386,934 in the prior period. The change period-on period was principally due to the timing of receipt of payment from customers three months ended December 31, 2012 and the loss incurred in the quarter $319,032, as compared to profit in $1,040,223 during the same period last year.

The Company’s most significant uses of cash in the current period were as follows:

  An investment of $196,873 was made in items of property and equipment;

  An investment in intangible assets of $31,419 related to the purchase of internal use software used in managing our network.

The investment in items of property and equipment, and intangible assets were funded out of the Company’s operating cash flows and existing cash reserves.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s profit reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

	Three Months Ended
	December 31,	December 31,
	2012	2011
Net profit (loss) in accordance with IFRS	$(319,032)	$1,040,223

Amortization of property and equipment	381,842	404,775
Amortization of intangible assets	17,542	265,331
Interest expense	-	-
Income taxes	-	(3,731)
Stock based compensation expense	36,451	79,269

Unrealized foreign exchange loss (gain)	140,547	(95,672)

Loss on disposal of property and equipment	480	-

Adjusted EBITDA	$257,830	$1,690,195

Adjusted EBITDA per share – Basic	$0.01	$0.05
Adjusted EBITDA per share – Fully Diluted	$0.01	$0.05

Weighted average shares outstanding – Basic	34,297,664	34,076,445
Weighted average shares outstanding – Fully Diluted	34,298,902	34,099,611

Adjusted EBITDA for the three months ended December 31, 2012 decreased to $257,830, from positive adjusted EBITDA of $1,690,195 in the three months ended December 31, 2011. The lower adjusted EBITDA in the current period resulted from lower revenues earned in the current period, which was predominantly the result of the renegotiation and extension of certain of our customer agreements, which in some instances has resulted in lower transaction fees for certain products. Also impacting the lower adjusted EBITDA in the current period was higher personnel costs, costs associated with our continued investment in new initiatives such as

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 9

social stationery and business printing, and higher call center costs. The increase in personnel costs in the current period was due in part to a large amount of capitalized personnel costs associated with the development of internal use software in the first quarter of 2012. In comparison, no internal development costs met the criteria for capitalization as internal use software in the first quarter of 2013.

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, impairment, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Commitments

The contractual obligations and payments due as at December 31, 2012 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Property leases	$508,287	$345,929	$162,358	$-
Other service agreements	4,938,779	1,674,598	3,264,181	-
Purchase obligations	-	-	-	-
	$5,447,066	$2,020,527	$3,426,539	$-

Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

Subsequent to December 31, 2012, the Company received notice from a customer that a claim had been brought against them from a United States based entity (the “entity”), alleging that certain services offered by the Company’s customer infringed on a patent licensed by the entity. A portion of the services that are alleged to be in breach of this patent are provided by the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 10

Company. The Company’s customer has requested that the Company indemnify them from any damages resulting from this claim. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at December 31, 2012 no amount has been drawn on this facility.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the three months ended December 31, 2012 the Company generated a negative cash flow from operations of $722,618, as compared to positive cash inflow of $2,386,934 in the three months ended December 31, 2011. During the same period its working capital increased by $153,405 to $4,933,196. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 11

receivables. The Company has a positive working capital position of $4,933,196 at December 31, 2012 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

The Company’s activities are being funded out of its operating cash flow. As a result of generating positive results during the three months ended December 31, 2012 the Company has not encountered any difficulties doing so, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000.

Related Party Transactions

During the three month period ended December 31, 2012, the Company incurred legal fees of $52,760 (Period ended December 31, 2011: $26,393) for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2012 included $53,716 (September 30, 2012: $31,245) related to these services.

During the three month period ended December 31, 2012, the Company incurred consulting fees of $15,412 (Period ended December 31, 2011: $12,807) for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at December 31, 2012 related to this company (September 30, 2012: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the three month period ended December 31, 2012, the Company was recharged its proportional share of office running costs totalling $47,807 (Period ended December 31, 2011: $27,603) by this related party. During the three month period ended December 31, 2012, the Company did not incur expenses relating to the use of the software development services of this company (Period ended December 31, 2011: $36,273). The Company does not have any outstanding accounts payable as at December 31, 2012 (September 30, 2012: $nil) related to these services and cost recharges.

During the three month period ended December 31, 2012, the Company generated revenue of $1,376 (Period ended December 31, 2011: $1,319) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at December 31, 2012 included $1,374 (September 30, 2012: $2,581) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 12

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,045 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,482,511 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2012, four customers each account for 10% or more of total trade accounts receivable (December 31, 2011 – five customers).

Financial assets past due

At December 31, 2012, the Company has a provision of $131,158 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At December 31, 2012

		Financial assets that are past due but not impaired
	Neither past due nor impaired				Carrying value on
		31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$3,639,540	$963,487	$294,116	$268,117	$5,165,260
Commodity taxes recoverable	26,874	-	-	-	26,874
Other	-	-	-	-	-
Total	$3,666,414	$963,487	$294,116	$268,117	$5,192,134

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 13

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at December 31, 2012, 40% has been subsequently collected as at January 31, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2012, the Company had a provision for doubtful accounts of $131,158 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2012, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $1,983,535, accounts receivable of $969,122 and accounts payable of $295,294 which were denominated in UK £. In addition, at December 31, 2012, the Company had cash

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 14

and cash equivalents of $414,049, accounts receivable of $2,099,764 and accounts payable of $699,185 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the three months ended December 31, 2012 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
profit
$
Change of +/- 10% in US$ foreign exchange rate	+/-349,517
Change of +/- 10% in UK£ foreign exchange rate	+/-265,736

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. We have identified the quarterly information that was prepared under in accordance with IFRS. This data is provided for informational purposes only.

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 15

operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012
Revenue	$6,555,984	$5,072,694	$5,684,509	$5,005,226
Net profit (loss) for the period	(319,032)	(4,718,901)	(83,264)	(360,711)
Basic profit (loss) per share	(0.01)	(0.14)	(0.00)	(0.01)
Fully diluted profit (loss) per share	(0.01)	(0.14)	(0.00)	(0.01)

	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011
Revenue	$6,950,376	$5,605,041	$5,316,242	$5,031,263
Net profit (loss) for the period	1,040,223	980,427	22,240	(882,757)
Basic profit (loss) per share	0.03	0.03	0.00	(0.03)
Fully diluted profit (loss) per share	0.03	0.03	0.00	(0.03)

Quarterly revenue breakdown

	Dec 31,
	2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
	IFRS	IFRS	IFRS	IFRS
Transaction fees	$5,386,903	$3,930,540	$4,361,343	$3,648,613
Software licenses and installation fees	325,015	329,609	530,672	526,973
Membership fees	416,706	451,336	445,281	447,959
Professional fees	100,091	47,559	69,723	116,524
Archive fees	327,269	313,650	277,490	265,157
	$6,555,984	$5,072,694	$5,684,509	$5,005,226

	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	IFRS	IFRS	IFRS	IFRS
Transaction fees	$5,790,290	$4,316,987	$3,978,814	$3,454,606
Software licenses and installation fees	489,647	523,874	614,563	777,775
Membership fees	436,199	387,999	397,008	416,846
Professional fees	20,289	43,911	10,690	7,477
Archive fees	213,951	332,270	315,167	374,559
	$6,950,376	$5,605,041	$5,316,242	$5,031,263

Outstanding share information

The following table provides outstanding share information for the Company as at September 30, 2012 and February 14, 2013.

	February 14, 2013	September 30,
2012
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 16

Issued and outstanding
Common shares – issued	34,299,471	34,257,922
Common shares - outstanding	34,299,471	34,257,922
Preferred shares	-	-

Options
Outstanding	2,165,886	2,232,000
Exercisable	1,015,873	1,040,319

Deferred share units
Issued	39,282	87,901
Outstanding	39,282	87,901

Basis of preparation and adoption of IFRS

We prepare our consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in 2012 consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2, 3 and 23 of our consolidated financial statements for the year ended September 30, 2012.

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Share-based payments

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 17

awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Goodwill and intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography at the operating segment level.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 18

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

The assessment of the carrying values of long-lived assets;
o

The impairment tests performed for both the Company’s Canadian operating segment and the Company’s European operating segment were based on their value in use and were determined by discounting the estimated future cash flows generated from the continuing use of these units. Unless indicated otherwise, value in use for 2012 was determined similarly as in 2011. The calculation of value in use was based on the following key assumptions:

o

Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate of 1.4% to 3%.

o

Management has applied an internally determined pre-tax discount rate in determining the recoverable amount for these units. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

Deferred Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss (income) except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at December 31, 2012, the Company has not incurred any taxes payable (December 31, 2011: $nil).

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 19

credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, which is calculated consistently with the terminal value used to assess the carrying value of long-term assets, and customer renewal rates. The amounts recognised are sensitive to the loss of certain key customers.

Deferred income tax assets and liabilities are presented as non-current.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Dependence on key customers

We generate a significant portion of our revenue from a small number of customers. During fiscal 2012, we earned CDN$ 20,735,009 from four customer groups, representing 91% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 20

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 21

able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and our ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure is critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with IFRS and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 22

unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at December 31, 2012.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, all four of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three months ended December 31, 2012	Page 23